SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.   )

BlackRock Preferred Partners LLC
(Name of Issuer)

Limited Liability Company Units
(Title of Class of Securities)

09257G105
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons BlackRock, Inc.
2.	Check the Appropriate Box if a Member of a Group* (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,500,000
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 99.39%
12.		Type of Reporting Person (See Instructions) HC

Item 1(a). Name of Issuer:

BlackRock Preferred Partners LLC

Item 1(b). Address of Issuer’s Principal Executive Offices:

100 Bellevue Parkway
Wilmington, DE  19809

Item 2(a). Name of Person Filing:

BlackRock, Inc.

Item 2(b). Address of Principal Offices or, if None, Residence:

BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

Item 2(c). Citizenship:

See Item 4 of Cover Page

Item 2(d). Title of Class of Securities:

Limited Liability Company Units

Item 2(e). CUSIP Number:

See Cover Page

Item 3.  If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________________________________

Item 4.  Ownership.

(a)  Amount beneficially owned:  2,500,000

(b)  Percent of class: 99.39%

(c) Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 2,500,000

(ii)	Shared power to vote or direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 2,500,000

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of limited liability company units of BLACKROCK PREFERRED PARTNERS LLC. No one person's interest in the limited liability company units of BLACKROCK PREFERRED PARTNERS LLC is more than five percent of the total outstanding common shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

BLACKROCK, INC.

By:	/s/ Matthew J. Fitzgerald
Name:	Matthew J. Fitzgerald
Title:	Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).